EXHIBIT 99.1

STRONG PERFORMANCE IN 2025 SETS THE FOUNDATION FOR CONTINUED GROWTH IN 2026

•Net revenues of Euro 7,146 million, up 7% versus prior year
•Operating profit (EBIT)(1) of Euro 2,110 million, up 12% versus prior year, with Operating profit             (EBIT) margin of 29.5%
•Net profit of Euro 1,600 million and diluted EPS at Euro 8.96
•EBITDA(1) of Euro 2,772 million, up 8% versus prior year, with EBITDA margin of 38.8%
•Industrial free cash flow(1) of Euro 1,538 million, up 50% versus the prior year
•2026 guidance targeting Euro ~7.50 billion revenues and 39.0% EBITDA margin, supported by strong product mix

“In 2025, Ferrari confirmed the strength of its carefully-managed volume strategy, pursuing value” said Benedetto Vigna, CEO of Ferrari. “Our remarkable financial performance – with revenues up 7% to over Euro 7.1 billion, an EBIT margin up 120 basis points to 29.5%, and industrial free cash flow surpassing Euro 1.5 billion – was sustained by product mix, personalizations and sponsorships. Demand for Ferrari remains very solid and is managed with discipline in every market reflecting our exclusivity model: our order book extends towards the end of 2027. We remain true to our identity: forward-looking and defined by our will to progress”.

For the three months ended				(In Euro million,	For the twelve months ended
December 31,				unless otherwise stated)	December 31,
2025	2024	Change			2025	2024	Change
3,152	3,325	(173) units		Shipments (units)	13,640	13,752	(112) units
1,802	1,736	66	4%	Net revenues	7,146	6,677	469	7%
513	468	45	10%	Operating profit (EBIT)	2,110	1,888	222	12%
28.5%	27.0%	150 bps		Operating profit (EBIT) margin	29.5%	28.3%	120 bps
381	386	(5)	(1%)	Net profit	1,600	1,526	74	5%
2.14	2.14	-	-	Basic EPS (in Euro)	8.97	8.47	0.50	6%
2.14	2.14	-	-	Diluted EPS (in Euro)	8.96	8.46	0.50	6%

700	643	57	9%	EBITDA	2,772	2,555	217	8%
38.8%	37.0%	180 bps		EBITDA margin	38.8%	38.3%	50 bps
321	221	100	46%	Free Cash Flow from Industrial Activities	1,538	1,027	511	50%

1 The term EBIT is used as a synonym for Operating profit. Adjusted metrics equaled the reported ones, since there were no adjustments impacting EBITDA, EBITDA margin, EBIT, EBIT margin, Net profit, Basic EPS and Diluted EPS in the periods presented. Refer to specific paragraph on non-GAAP financial measures.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), February 10, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary unaudited results(2) for the fourth quarter and twelve months ended December 31, 2025.

Business dynamics in 2025
Ferrari continued to post strong growth, while expanding its profitability margins and continuing to invest to support its growth trajectory. Ferrari’s financial performance was sustained by all of its business dimensions.
Within Sports Cars, in line with its exclusivity model, Ferrari continued to enrich its product mix and to strengthen personalizations. In the year the 12Cilindri and the SF90 XX families increased their product mix contribution, the Daytona SP3 completed its limited series run, followed by the initial deliveries of the F80 in Q4, as planned. Deliveries, at 13,640 units in the year, were deliberately designed to be substantially flat to ease the significant model change-over, that will continue in 2026. In 2025 the product line-up was further enriched by the launch of 6 new models – 296 Speciale, 296 Speciale A, Amalfi, 849 Testarossa, 849 Testarossa Spider and the first reveal phase of the Ferrari Luce – which will shape deliveries in 2026 and beyond.
Racing revenues in 2025 further grew thanks to new sponsorships, which testify Ferrari’s appeal in the racing arena. Commercial revenues from Formula 1 also rose in the year, thanks to the improved ranking in the 2024 season versus the previous one.
Lifestyle activities posted encouraging results, mainly sustained by licenses and successful activations and experiences. 2025 was a year of progress and continued investment to elevate the offering, the distribution and client experiences.
All of the above contributed to Ferrari reaching and exceeding the financial targets set for 2025, as well as reaching the financial targets for 2026 outlined at the 2022 Capital Markets Day one year in advance. This remarkable performance underscores the resilience of Ferrari’s business model, amidst the geopolitical and macroeconomic context that characterized 2025, when the Company managed the uncertainty related to the incremental tariffs on EU cars imported into the United States, as well as relevant currency swings.

2 These results have been prepared in accordance with the IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) as well as IFRS Accounting Standards as adopted by the European Union

Total net revenues
Net revenues for 2025 were Euro 7,146 million, up 7% (8% at constant currency(1)). Revenues from Cars and spare parts were more than Euro 6.0 billion, up nearly 5%, thanks to a richer product and country mix, as well as personalizations. Sponsorship, commercial and brand revenues reached more than Euro 800 million, up 22%, mainly attributable to sponsorships and lifestyle activities, as well as higher commercial revenues linked to the better prior year Formula 1 ranking. Other sports-related activities and financial services activities positively contributed in the year. Foreign exchange impact, net of currency hedges, resulted into a negative effect mainly due to the US Dollar and the Japanese Yen.

For the three months ended				(Euro million)	For the twelve months ended
December 31,					December 31,
		Change					Change
2025	2024	at constant			2025	2024	at constant
		currency					currency
1,483	1,472	1%	3%	Cars and spare parts(3)	6,005	5,728	5%	6%
213	183	17%	17%	Sponsorship, commercial and brand(4)	820	670	22%	23%
106	81	29%	33%	Other(5)	321	279	15%	17%
1,802	1,736	4%	6%	Total net revenues	7,146	6,677	7%	8%

Operating profit (EBIT) and EBITDA
2025 Operating profit (EBIT) was Euro 2,110 million, up 12% versus the prior year and with an Operating profit (EBIT) margin of 29.5%. The increase was mostly attributable to the enriched product mix and a positive contribution from racing and lifestyle activities, partially offset by higher operational and marketing expenses as well as higher R&D expenses related to racing and sports cars innovation activities. 2025 EBITDA reached Euro 2,772 million, up 8% versus the prior year and with an EBITDA margin of 38.8%.

For the three months ended				(Euro million)	For the twelve months ended
December 31,					December 31,
		Change					Change
2025	2024	at constant			2025	2024	at constant
		currency					currency
700	643	9%	12%	EBITDA	2,772	2,555	8%	10%
513	468	10%	14%	Operating profit (EBIT)	2,110	1,888	12%	14%

3     Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts
4     Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including lifestyle collections, merchandising, licensing and royalty income
5 Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 racing teams and, for the three and twelve months ended December 31, 2024 only, from the sale of engines to Maserati

The increase in net financial expenses was mainly driven by net foreign exchange impact. The 2025 effective tax rate(6) was 22.5%, mainly reflecting the estimate of the benefit attributable to the new Patent Box. As a result, the Net profit for the year was Euro 1.6 billion, up 5% versus the prior year, and the diluted earnings per share reached Euro 8.96, compared to Euro 8.46 in 2024.
Industrial free cash flow in the year was strong and surpassed Euro 1.5 billion, with capital expenditures(7) of approximately Euro 950 million.
Net Industrial Debt(1) as of December 31, 2025 further improved to Euro 32 million, also including a total shareholders’ reward through share repurchases and dividends, amounting to more than Euro 1.3 billion.

2026 guidance, based on the following assumptions:
•Significant model change-over to shape the year, with positive product mix and personalizations
•Higher racing revenues mainly from sponsorships
•Lifestyle activities supporting top line contribution, while continuing to invest for further development and to expand the network
•Higher brand investments, as well as racing and digital transformation expenses
•Increasing D&A in line with start of production of new models
•Expected negative currency impact, net of hedges
•Robust Industrial free cash flow generation driven by strong profitability

(€B, unless otherwise stated)	2025	2026 GUIDANCE
NET REVENUES	7.15	~7.50
ADJ. EBITDA (margin %)	2.77 38.8%	≥2.93 ≥39.0%
ADJ. OPERATING PROFIT (EBIT) (margin %)	2.11 29.5%	≥2.22 ≥29.5%
ADJ. DILUTED EPS (€)	8.96(8)	≥9.45(8)
INDUSTRIAL FCF	1.54	≥1.50

6     In 2025 the effective tax rate benefits from the new Patent Box regime regulated by Law Decree No. 146 and effective from October 22, 2021, which provides for a 110% super tax deduction for costs relating to eligible intangible assets
7     Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases
8 Calculated using the weighted average diluted number of common shares as of December 31, 2025 (178,321 thousand)

Subsequent events:
•On February 9, 2026, Ferrari unveiled the interior design and announced the name of its visionary new full-electric sports car: Ferrari Luce, the start of a new chapter in Ferrari’s history. The third and final step of the Ferrari Luce reveal, the world première, will take place in Rome on May 25, 2026.
•On December 16, 2025, Ferrari N.V. announced the first tranche of the new multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030, as announced during the 2025 Capital Markets Day. The first tranche - for an amount of up to Euro 250 million - started from January 5, 2026 and is expected to be completed no later than May 15, 2026. Up to February 6, 2026 the Company purchased 246,350 common shares for a total consideration of Euro 72.7 million. At February 6, 2026 the Company held in treasury an aggregate of 16,890,956 common shares equal to 9.16% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

About Ferrari
Ferrari is one of the world’s leading luxury brands, encompassing racing, sports cars and lifestyle. In each of these three souls, the Prancing Horse is a symbol of exclusivity, innovation and cutting-edge performance. The brand’s heritage and global recognition are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful in the sport’s history. Since the inaugural World Championship in 1950, Scuderia Ferrari has claimed 16 Constructors’ and 15 Drivers’ world titles. From its home in Maranello, Italy, Ferrari designs, engineers, and produces some of the world’s most iconic and recognisable luxury sports cars, sold in over 60 markets worldwide. In lifestyle, Ferrari designs and creates a selection of personal luxury goods, collectibles and experiences that embody the brand’s elevated style and passion.
Forward Looking Statements
This document, and in particular the section entitled “2026 Guidance”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the Group’s ability to attract and retain qualified personnel; the success of the Group’s racing activities; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating electric technology more broadly into its car portfolio over time and to make appealing designs for its new models; increases in costs, also as a results of increasingly stringent fuel economy, emissions and safety standards, disruptions of supply or shortages of components and raw materials; the Group’s ability to successfully carry out its low volume and controlled growth strategy, while increasing its presence in growth market countries; changes in general economic conditions (including changes in the markets in which the Group operates) and changes in demand for luxury goods, including high performance luxury cars, which is volatile; macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and the Middle East region, and the related issues potentially impacting sourcing and transportation; trading policies and tariffs; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; the Group’s ability to preserve the value of its cars over time and its relationship with the automobile collector and enthusiast community; disruptions at the Group’s manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend against the risk of cyberattacks; the ability of its current management team to operate and manage effectively, and the reliance upon a number of key members of executive management and employees; the performance of the Group’s dealer network on which the Group depends for sales and services; product warranties, product recalls and liability claims; the sponsorship and commercial revenues and expenses of the Group’s racing activities, as well as the popularity of motor sports more broadly; the performance of the Group’s lifestyle activities; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; changes in tax or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; the Group’s continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; exchange rate fluctuations, interest rate changes, credit risk and other market risks; the Group’s ability to service and refinance its debt;; the Group’s ability to provide or arrange for adequate access to financing for its clients and dealers, and associated risks; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 241053
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 241395
Email: ir@ferrari.com

www.ferrari.com

Earnings call
On February 10, 2026, at 3:00 p.m. CET, management will hold a conference call to present the FY 2025 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.

Appendix and non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies. Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

Shipments(9)(10)

For the three months ended			Shipments	For the twelve months ended
December 31,			(units)	December 31,
2025	2024	Change (units)		2025	2024	Change (units)
1,550	1,550	-	EMEA	6,346	6,204	142
877	955	(78)	Americas	3,937	4,003	(66)
182	286	(104)	Mainland China, Hong Kong and Taiwan	941	1,162	(221)
543	534	9	Rest of APAC	2,416	2,383	33
3,152	3,325	(173)	Total Shipments	13,640	13,752	(112)

9    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars, and other special sales
10 EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia

Key performance metrics and reconciliations of NON-GAAP financial measures

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2025	2024		2025	2024
1,802	1,736	Net revenues	7,146	6,677
867	865	Cost of sales	3,453	3,330
173	159	Selling, general and administrative costs	642	561
239	246	Research and development costs	919	894
14	-	Other expenses/(income), net	34	12
4	2	Results from investments	12	8
513	468	Operating profit (EBIT)	2,110	1,888
12	(4)	Financial expenses/(income), net	46	(1)
501	472	Profit before taxes	2,064	1,889
120	86	Income tax expenses	464	363
24.0%	18.4%	Effective tax rate	22.5%	19.2%
381	386	Net profit	1,600	1,526
2.14	2.14	Basic EPS (€)	8.97	8.47
2.14	2.14	Diluted EPS (€)	8.96	8.46
700	643	EBITDA	2,772	2,555
689	634	of which EBITDA (Industrial activities only)	2,729	2,516

Total net revenues, EBITDA and Operating profit (EBIT) at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
	2025			2025
2025	at constant		2025	at constant
	currency			currency
1,483	1,518	Cars and spare parts	6,005	6,046
213	215	Sponsorship, commercial and brand	820	825
106	109	Other	321	327
1,802	1,842	Total net revenues	7,146	7,198

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
	2025			2025
2025	at constant		2025	at constant
	currency			currency
700	726	EBITDA	2,772	2,797
513	539	Operating profit (EBIT)	2,110	2,135

EBITDA is defined as net profit before income tax expense, financial expenses/(income), net and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2025	2024	Change		2025	2024	Change
381	386	(5)	Net profit	1,600	1,526	74
120	86	34	Income tax expense	464	363	101
12	(4)	16	Financial expenses/(income), net	46	(1)	47
187	175	12	Amortization and depreciation	662	667	(5)
700	643	57	EBITDA	2,772	2,555	217
-	-	-	Adjustments	-	-	-
700	643	57	Adjusted EBITDA	2,772	2,555	217

Adjusted Operating profit or Adjusted Earnings Before Interest and Taxes or Adjusted EBIT represents Operating profit (EBIT) as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2025	2024	Change		2025	2024	Change
513	468	45	Operating profit (EBIT)	2,110	1,888	222
-	-	-	Adjustments		-	-
513	468	45	Adjusted Operating profit (EBIT)	2,110	1,888	222

Adjusted Net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2025	2024	Change		2025	2024	Change
381	386	(5)	Net profit	1,600	1,526	74
-	-	-	Adjustments	-	-	-
381	386	(5)	Adjusted net profit	1,600	1,526	74

Basic and diluted EPS(11) are determined as per the table here below. Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million, unless otherwise stated)	For the twelve months ended
December 31,				December 31,
2025	2024	Change		2025	2024	Change
380	385	(5)	Net profit attributable to the owners of the Company	1,597	1,522	75
177,488	179,190		Weighted average number of common shares (thousand)	178,125	179,743
2.14	2.14	-	Basic EPS (in Euro)	8.97	8.47	0.50
-	-	-	Adjustments	-	-	-
2.14	2.14	-	Adjusted basic EPS (in Euro)	8.97	8.47	0.50
177,684	179,439		Weighted average number of common shares for diluted earnings per common share (thousand)	178,321	179,992
2.14	2.14	-	Diluted EPS (in Euro)	8.96	8.46	0.50
-	-	-	Adjustments	-	-	-
2.14	2.14	-	Adjusted diluted EPS (in Euro)	8.96	8.46	0.50

Capex and R&D

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2025	2024		2025	2024
250	277	Capital expenditures(7)	943	989
95	124	of which capitalized development costs(12) (A)	421	476
149	162	Research and development costs expensed (B)	593	563
244	286	Total research and development (A+B)	1,014	1,039
90	84	Amortization of capitalized development costs (C)	326	331
239	246	Research and development costs as recognized in the consolidated income statement (B+C)	919	894

11    For the three and twelve months ended December 31, 2025, and 2024 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested)
12    Capitalized as intangible assets

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as consolidated cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Free Cash Flow from Financial Services Activities is defined as cash flows from operating activities of our financial services activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets of our financial services activities.

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2025	2024		2025	2024
519	494	Cash flow from operating activities	2,352	1,927
(250)	(277)	Investments in property, plant and equipment and intangible assets	(943)	(989)
269	217	Free Cash Flow	1,409	938
(52)	(4)	Free Cash Flow from Financial Services Activities	(129)	(89)
321	221	Free Cash Flow from Industrial Activities(13)	1,538	1,027

Net Industrial (Debt)/Cash, defined as total Debt less Cash and Cash Equivalents (Net (Debt)/Cash), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net (Debt)/Cash of Financial Services Activities). Net Debt of Financial Services Activities is defined as debt of our financial services activities less cash and cash equivalents of our financial services activities. The Net Debt of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States.

(Euro million)	Dec. 31, 2025	Sept. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024
Debt	(2,884)	(2,870)	(3,158)	(3,334)	(3,352)
of which leased liabilities as per IFRS 16	(162)	(169)	(168)	(178)	(126)
Cash and Cash Equivalents	1,467	1,418	1,518	1,915	1,742
Net (Debt)/Cash	(1,417)	(1,452)	(1,640)	(1,419)	(1,610)
Net (Debt)/Cash of Financial Services Activities	(1,385)	(1,336)	(1,302)	(1,370)	(1,430)
Net Industrial (Debt)/Cash	(32)	(116)	(338)	(49)	(180)

13 Free cash flow from industrial activities for the three and twelve months ended December 31, 2025, includes €3M mainly related to withholding taxes, which are expected to be paid in the following quarters.